Exhibit 99.1

Sierra Metals defines 40-metre wide, high-grade silver stockwork area which remains open to depth and width within the Santa Rosa de Lima vein at its Cusi Mine, Mexico

Development and drilling demonstrates potential for an additional amount of high volume, bulk tonnage of readily available silver stockwork not incorporated in the previous resource update, allowing for an innovative and highly productive operational design mining plan.

TORONTO, June 29, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE American: SMTS) ("Sierra Metals" or "the Company") today announced that the development program at the Cusi Mine has confirmed a wide, high-grade silver stockwork zone located within the Santa Rosa de Lima ("SRL") vein complex. The SRL Vein is a regional structure which extends on the Company's property for a length of 12 kilometers. This stockwork zone is open at depth, and in width, current known dimensions are noted below. The current development program at Cusi is focused on the inclusion of the mineral resources from the SRL vein into the current mine plan. This mineralized zone extends to over 100 meters in length, 40 meters in width and 70 meters in height (see Fig 9.- Schematic View of the Sublevel Caving). The Cusi Mine lies within the Sierra Madre Occidental Mountain Range and located within the municipality of Cusihuiriachi in the central portion of Chihuahua State, Mexico.

Highlights of the newly defined area include the following:

•	Size of Area: 100 meters long x 40 meters wide x 70 meters high and open to depth and width. Note that this area is within the SRL complex and the SRL veins are open on strike. The typical mineralized zone density is 2.7 tonnes/cubic meter.
•	Size of area and ground conditions lend stockwork zone to be favourable for low-cost bulk mining methods.
•	Mine production plan to utilize the same equipment as the Cusi mine is using for sub level long hole stoping including long hold drilling equipment and remote-control equipment.
•	Ground conditions review by Geotech staff identified ground conditions which only require conventional ground support techniques, screen and bolting.
•	Development program to date has resulted in following mill feed grade:
Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
4,437	205	0.07	0.12	0.15

•	Mine production will incorporate fill into mined out areas, and the andesite cap will be allowed to cave, with fill placement coming on top of the caved area.
•	All development is supplying mill feed. A definition drilling program is currently in progress, and moving forward, it will provide information necessary for resource category re-classification from current potential status.

•	All development production was processed at the Malpaso plant, and assays obtained from Malpaso laboratory.

Alonso Lujan, Vice President Exploration at Sierra Metals commented: "Today's press release demonstrates the existence of increased high-grade silver mineralization at Cusi with the potential for further resource development, as this area remains open at depth and along strike. The increased potential resources defined today will allow the Company to utilize the highly productive exploitation method of sublevel caving and help achieve its economic objectives at the Cusi Mine. This will be made possible given the morphological characteristics of the mineralized area, as well as the quality of the rock mass (RMR>40). The mine design will utilize sublevel caving which is highly productive, as it substantially reduces the needs for special rock support techniques, such as steel sets and allows for greater flexibility in the usage of current existing mining equipment."

He continued, "based on today's results management believes there is further potential to expand the SRL area but also the potential to expand resources in other areas such as the San Rafael Vein and the San Nicolas Vein. Management is very optimistic about the increased potential at the Cusi Mine and looks forward to further exploration there."

Igor Gonzales, President, and CEO of Sierra Metals stated: "These results are exceptional and are key to increasing development of the Cusi operations. With the information obtained from these recent results, management believes further development will benefit from our better understanding of the ore body at the Cusi Mine." He continued, "the significance of this discovery is that it occurred as a result of mine development work at one of the first areas to be mined at SRL structure. Our plans were to mine the typical four-meter-wide veins at SRL and we encountered a 40-meter-wide stockwork associated with that zone. Our development plan is now incorporating the much wider dimensions of this zone, which has positive implications on volume and economics beyond what was previously anticipated. Mine feed from this zone should increase in the next three months and provide stability of feed to our ore processing facilities at Mal Paso. Overall, I am very pleased with these results as they increase the value of the asset and are important to our growth strategy."

Figure 1- Plan View Map of Cusi Mine. The blue square shows the area analyzed within “SRL” vein. Longitudinal view SRL system. The blue area delineates the stockwork zone of interest. (CNW Group/Sierra Metals Inc.)

Figure 2.- Detailed View of the Analyzed Area (CNW Group/Sierra Metals Inc.)

Figure 3- Plan and Section View SRL (CNW Group/Sierra Metals Inc.)

Figure 4- Plan View of Drawpoint Drift Development (CNW Group/Sierra Metals Inc.)

Figure 5- Assay Plan of Drawpoint Development (CNW Group/Sierra Metals Inc.)

Figure 6- Geological Plan of 1744 drawpoint level (CNW Group/Sierra Metals Inc.)

Figure 7- Cross Section 1744 level with DDH Intercept Grades (CNW Group/Sierra Metals Inc.)

Figure 8- Proposed Mining Sequence for Sub Level Cave Bulk Mining Method. Sub Level Cave Technique using fill to prevent surface subsidence (CNW Group/Sierra Metals Inc.)

Figure 9- Sub Level Caving Method (CNW Group/Sierra Metals Inc.)

Work programs are now underway developing the primary level in this zone. With the draw points in place, work can commence on definition drilling at the zone to develop a resource.  With our mining plan, the resource can be turned into a reserve in this area. As noted, all drift development provides mill feed for future metallurgical studies. This area along with SRL sublevel long hole stoping will provide long-term consistent mill feed and aid in the production ramp up for the Cusi mine.

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 29-JUN-18